NO ACT



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DC
PE
2-4-08

DIVISION OF
CORPORATION FINANCE



08023992



February 4, 2008

Joel H. Trotter
Latham & Watkins LLP
555 Eleventh Street, N.W., Suite 1000
Washington, DC 20004-1304

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/4/2008

Re: Omnicom Group Inc.

Dear Mr. Trotter:

This is in regard to your letter dated February 1, 2008 concerning the shareholder proposal submitted by Lucian Bebchuk for inclusion in Omnicom's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal, and that Omnicom therefore withdraws its request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.



Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

RECEIVED
2008 JAN 16 AM 11:08
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

LATHAM & WATKINS LLP

FIRM / AFFILIATE OFFICES

| | |
|---|---|
| Barcelona | New Jersey |
| Brussels | New York |
| Chicago | Northern Virginia |
| Frankfurt | Orange County |
| Hamburg | Paris |
| Hong Kong | San Diego |
| London | San Francisco |
| Los Angeles | Shanghai |
| Madrid | Silicon Valley |
| Milan | Singapore |
| Moscow | Tokyo |
| Munich | Washington, D.C. |

January 15, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

File No. 039337-0026

Re: Shareholder Proposal of Lucian Bebchuk

Ladies and Gentlemen:

This letter is submitted on behalf of Omnicom Group Inc. (the "Company") pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. The Company has received a shareholder proposal and supporting statement attached as Exhibit A hereto (the "Proposal") from Lucian Bebchuk (the "Proponent") for inclusion in the Company's proxy statement for its 2008 annual meeting of shareholders. The Proposal seeks to create a new, wholly unregulated, "total access" regime that would subvert and circumvent the carefully crafted regulatory framework of the Securities and Exchange Commission (the "Commission") that currently governs shareholder proposals. In particular, the Proposal seeks adoption of a shareholder resolution recommending that the Company's Board of Directors adopt a by-law mandating inclusion in the Company's proxy materials of virtually any proposal for an amendment of the Company's By-Laws that is submitted by any shareholder who meets specified minimalist procedural requirements that are arbitrarily and selectively derived from Rule 14a-8 while ignoring other fundamental requirements codified in Rule 14a-8.

The Company hereby advises the Commission that it intends to exclude the Proposal from its 2008 proxy materials pursuant to Rule 14a-8(i)(3) for the reasons described below, and respectfully requests confirmation from the staff (the "Staff") of the Division of Corporation Finance that no enforcement action will be recommended if the Company so excludes the Proposal. By copy of this letter, we are advising the Proponent of the Company's intention. In accordance with Rule 14a-8(j)(2), we are submitting herewith five additional copies of this letter and the attached materials.

The Company intends to file its definitive 2008 proxy materials with the Commission no earlier than April 4, 2008. Accordingly, pursuant to Rule 14a-8(j), we submit this letter not less than 80 days before the Company intends to file its 2008 proxy materials.

The Company respectfully submits that the Proposal may be properly excluded from its 2008 proxy materials pursuant to Rule 14a-8(i)(3), which authorizes exclusion of a shareholder proposal from the Company's proxy materials if the proposal is contrary to the Commission's proxy rules. The Proposal would create a parallel regime, operating wholly outside of

Rule 14a-8, that would allow shareholder proponents to opt out of Rule 14a-8 and nonetheless mandate shareholder use of companies' proxy materials. As a result, the Proposal is contrary to the Commission's proxy rules and should be excluded under Rule 14a-8(i)(3) because (1) the Staff has already determined that a substantially similar proposal to the Proposal could be properly excluded under Rule 14a-8(i)(3); (2) the Proposal would undermine the Commission's judgment that Rule 14a-8 serves as the exclusive means of shareholder access to company proxy materials; (3) the Proposal undermines the Commission's and the Staff's authority to review shareholder proposals; and (4) the Proposal is contrary to the Commission's fundamental policy determinations, including the Commission's recent amendment to Rule 14a-8(i)(8).

(1) The Staff has already permitted exclusion under Rule 14a-8(i)(3) of a similar proposal.

The Staff has previously determined that a proposal substantially similar to the Proposal could be properly excluded pursuant to Rule 14a-8(i)(3) as contrary to the Commission's proxy rules. State Street Corporation (Feb. 3, 2004). Similar to the Proposal, the State Street proposal would have required State Street to include in its proxy statement every proposed by-law amendment that met selected procedural criteria drawn from, but less restrictive than, those specified by Rule 14a-8. State Street reasoned that the proposal was excludable under Rule 14a-8(i)(3) because the proposal would have allowed access to State Street's proxy statement without compliance with Rule 14a-8:

> "The . . . attempt to clothe stockholders with rights of access to the Company's proxy statement and form of proxy *absent* compliance with Rule 14a-8 is flatly inconsistent with the scheme for access to the corporate machinery that the Commission has carefully crafted, including under Rule 14a-8."

State Street concluded that the proposal warranted exclusion pursuant to Rule 14a-8(i)(3) because the proposal "would both (1) eliminate the requirement of compliance with Rule 14a-8 for access to the proxy material, and (2) impose new obligations on State Street's proxy statement and form of proxy that Regulation 14A does not require." In response, the Staff concurred with State Street's exclusion on the specific grounds that the proposal was contrary to the proxy rules pursuant to Rule 14a-8(i)(3).

Just as the proposal in State Street sought to create a parallel access regime outside of Rule 14a-8, the Proposal seeks to pick and choose individual elements of Rule 14a-8 to create a new proxy access scheme operating wholly outside of the Commission's proxy rules. The Proposal is based on a patchwork of several procedural eligibility requirements stitched together from four out of thirteen requirements in Rule 14a-8(i) as well as three other requirements that the Proponent has selected from Rule 14a-8.[1] As such, the Proposal is similarly excludable

[1] The procedural requirements embodied in the Proposal derive loosely from paragraphs (i)(1), (i)(2), (i)(11) and (i)(12) of Rule 14a-8 (without requiring compliance with any other of the thirteen bases for exclusion contained in paragraph (i) of Rule 14a-8) as well as paragraphs (b)(1), (d) and (e) of Rule 14a-8 (without requiring compliance with any other requirements of Rule 14a-8).

pursuant to Rule 14a-8(i)(3) because the Proposal shares the same fatal flaw contained in the State Street proposal by attempting to subvert and circumvent the Commission's carefully crafted regulatory framework.

(2) The Proposal inappropriately attempts to use Rule 14a-8 to undermine Rule 14a-8 itself as the exclusive means of access to companies' proxy statements.

The Commission has created two alternative and exclusive regimes for shareholder proposals: (i) conventional proxy solicitation under Rule 14a-12 and related rules, under which shareholders may solicit proxies and engage in proxy contests; and (ii) proposals included in companies' proxy statements under Rule 14a-8, which is carefully tailored to provide an alternative, but specifically limited, means of permitting shareholders to use a company's proxy statement under controlled conditions and the active oversight of the Staff. Here, the Proponent seeks to remove shareholder proposals from the Commission's oversight by creating a third, wholly unregulated means of advancing proposals at the expense of all of the shareholders (i.e., the Company) rather than by the particular shareholder proponent who is unable to satisfy the requirements of Rule 14a-8 and therefore, under the Commission's existing rules, must bear the expense directly. This third regime contemplated by the Proposal is flatly contrary to the Commission's existing proxy rules and therefore should be excluded under Rule 14a-8(i)(3).

The Company respectfully submits that Rule 14a-8 should remain the exclusive means of shareholder access to company proxy materials. The Commission has carefully crafted Rule 14a-8 over decades of deliberation and dialogue with stakeholders in the United States securities markets. Over the years, the Commission's consideration of shareholder access changes has reaffirmed the central and exclusive role of Rule 14a-8 as the means of shareholder access to the Company's proxy statement. See Release No. 34-20091 (Aug. 16, 1983) (affirming that the basic framework of Rule 14a-8 provides a fair and efficient mechanism for the proposal process and serves the interests of shareholders and issuers well); Release No. 34-56914 (Dec. 6, 2007) (amending Rule 14a-8(i)(8) to clarify that companies are not required to include shareholder nominees in company proxy materials because a contrary result would "circumvent the other proxy rules designed to assure the integrity of director elections").

In contrast to the Commission's existing regulatory framework, the Proposal attempts wholesale circumvention of the Commission's proxy rules by developing a novel regime permitting virtually unlimited shareholder access to companies' proxy materials. If a shareholder proposal attempting to end-run Rule 14a-8 is not directly "contrary to . . . the Commission's proxy rules," then nothing is. The shareholder proposal process under Rule 14a-8 is simply not an appropriate mechanism for seeking to re-engineer the Commission's established proxy rules. As such, the Proposal is excludable pursuant to Rule 14a-8(i)(3).

(3) The Proposal undermines the authority of the Commission and the Staff to review shareholder proposals and maintain oversight of the process.

The scheme embodied in the Proposal would bypass the Commission's and the Staff's authority over shareholder proposals and their inclusion or exclusion in proxy statements. In the past, the Commission repeatedly declined to adopt proposals that would curtail or reduce the Commission's and the Staff's role in the review of shareholder proposals. See Release No. 34-40018 (May 21, 1998) (noting that "some of the proposals we are *not* adopting share a common theme: to reduce the Commission's and its staff's role in the process and to provide shareholders and companies with a greater opportunity to decide for themselves which proposals are sufficiently important and relevant to the company's business to justify inclusion in its proxy materials" (emphasis added)); see also Release No. 34-20091 (Aug. 16, 1983). In contrast, the Proposal seeks to remove the Commission's role in the review of shareholder proposals by requiring that virtually any proposed by-law amendment would be included in the Company's proxy statement. As a result, the Proponent's attempt to eliminate the Commission's oversight role over shareholder proposals directly conflicts with the Commission's express recognition of the importance of its oversight and its repeated refusals to adopt rules that would increase the ability of a lone shareholder to propound any conceivable by-law amendment at the expense of all of the shareholders. The Proposal is contrary to the authority of the Commission and is thus clearly contrary to the proxy rules and excludable under Rule 14a-8(i)(3).

(4) The Proposal is contrary to the Commission's fundamental policy determinations, including the Commission's recent amendment to Rule 14a-8(i)(8).

The Proposal imposes no substantive limitation on the issues that shareholders could raise under the contemplated amendment to the Company's By-Laws, except "to the extent permitted under federal law and state law" and except that any proposed by-law must "be legally valid if adopted." Under this rubric, the Proposal could be interpreted as a deliberate strategy to allow shareholders to have access to the Company proxy for director nominations, which is directly contrary to the Commission's recent release reaffirming the Commission's longstanding position that shareholder proposals relating to the process of director elections can be categorically excluded pursuant to Rule 14a-8(i)(8). Release No. 34-56914 (Dec. 6, 2007). As such, the Proposal could operate as the first step in a two-step plan to overturn the Commission's decision regarding shareholder proposals relating to director elections: (1) the Proposal itself could initiate a process of superseding and altering the Company's By-laws to circumvent the restrictions of Rule 14a-8 with respect to shareholder proposals in general; and (2) following adoption of a by-law amendment negating the conditions and restrictions under Rule 14a-8, a proponent could then deploy the newly adopted by-law to use the Company's proxy materials to propose an additional amendment to the Company's By-laws specifically mandating direct access to the Company's proxy materials. Thus, the Proposal would effectively invalidate the Commission's recent action with respect to Rule 14a-8(i)(8).

Moreover, without recourse to the substantive categories for exclusion under Rule 14a-8(i), all manner of frivolous, wasteful and distracting proposals would be included in the Company's proxy materials and brought to a potentially binding shareholder vote. As a result, the Proposal may be excluded as contrary to the Commission's proxy rules under Rule 14a-8(i)(3) because it disregards the Commission's policy determinations, including the Commission's recent amendment of Rule 14a-8(i)(8), with respect to those shareholder proposals that may be excluded under Rule 14a-8(i).

Accordingly, the Proposal may be properly excluded from the Company's 2008 proxy materials under Rule 14a-8(i)(3).

* * *

For each of the foregoing reasons, the Company respectfully submits that the Proposal may be excluded from the Company's 2008 proxy materials. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the determination of the Staff's final position. The Proponent is requested to copy the undersigned on any response he may choose to make to the Staff.

Please contact Barry A. Bryer at (212) 906-1340 or the undersigned at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Joel H. Trotter
of LATHAM & WATKINS LLP

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Michael J. O'Brien
Senior Vice President, General Counsel, and Secretary
Omnicom Group Inc.

LATHAM&WATKINS LLP

# Exhibit A

## Lucian Bebchuk Proposal and Supporting Statement

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Telefax (617)-812-0554

December 13, 2007

**VIA FACSIMILE AND OVERNIGHT MAIL**

Michael J. O'Brien
Secretary
Omnicom Group Inc.
437 Madison Ave.
New York, NY 10022

**Re: Shareholder Proposal of Lucian Bebchuk**

To Michael J. O'Brien:

I am the owner of 70 shares of common stock of the Omnicom Group Inc. (the "Company"), which I have continuously held for more than 1 year as of today's date. I intend to continue to hold these securities through the date of the Company's 2008 annual meeting of shareholders.

Pursuant to Rule 14a-8, I enclose herewith a shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholders at the Company's 2008 annual meeting of shareholders.

Please let me know if you would like to discuss the Proposal or if you have any questions.

Sincerely,



Lucian Bebchuk

RESOLVED that shareholders of Omnicom Group Incorporated recommend that the Board of Directors adopt a by-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an Annual Meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the by-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for shareholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for by-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate by-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even shareholders who believe that no changes in the Corporation's by-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for by-law amendments to be voted on by their fellow shareholders.

I urge you to vote for this proposal.



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

January 30, 2008



**VIA FACSIMILE AND OVERNIGHT MAIL**

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: **Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Omnicom Group Inc.'s 2008 Proxy Statement**

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Omnicom Group Inc. ("Omnicom" or the "Company") on December 13, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Omnicom is attached as Exhibit B.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Joel H. Trotter, Esquire (via fax)

# Exhibit A

RESOLVED that shareholders of Omnicom Group Incorporated recommend that the Board of Directors adopt a by-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an Annual Meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the by-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for shareholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for by-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate by-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even shareholders who believe that no changes in the Corporation's by-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for by-law amendments to be voted on by their fellow shareholders.

I urge you to vote for this proposal.

# Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

**VIA FACSIMILE**

Michael J. O'Brien
Secretary
Omnicom Group, Inc.
437 Madison Ave.
New York, NY 10022

**Re: Shareholder Proposal of Lucian Bebchuk**

To Michael J. O'Brien:

This is to inform you that I am withdrawing my proposal submitted to Omnicom Group Inc. (the "Company") on December 13, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,



Lucian Bebchuk

cc: Joel H. Trotter, Esquire

LATHAM & WATKINS LLP

555 Eleventh Street, N.W., Suite 1000
Washington, D.C. 20004-1304
Tel: +1.202.637.2200 Fax: +1.202.637.2201
www.lw.com

FIRM / AFFILIATE OFFICES

| | |
|---|---|
| Barcelona | New Jersey |
| Brussels | New York |
| Chicago | Northern Virginia |
| Frankfurt | Orange County |
| Hamburg | Paris |
| Hong Kong | San Diego |
| London | San Francisco |
| Los Angeles | Shanghai |
| Madrid | Silicon Valley |
| Milan | Singapore |
| Moscow | Tokyo |
| Munich | Washington, D.C. |


RECEIVED
2008 FEB -4 PM 12: 21
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

File No. 039337-0026

February 1, 2008

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of Lucian Bebchuk

Ladies and Gentlemen:

Pursuant to our discussion on January 31, 2007, Omnicom Group Inc. (the "Company") is withdrawing its no-action request submitted on January 15, 2007 with respect to the proposal received by the Company from Lucian Bebchuk. The Company's withdrawal of its no-action request is based upon the correspondence received from Mr. Bebchuk on January 30, 2007 attached as Exhibit A hereto. This correspondence indicates that Mr. Bebchuk is formally withdrawing his proposal and will not appear at the Company's upcoming annual meeting of shareholders.

Please contact me at (202) 637-2165 to discuss any questions you may have regarding this matter.

Very truly yours,



Joel H. Trotter
of LATHAM & WATKINS LLP

cc: Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138

Michael J. O'Brien
Senior Vice President, General Counsel, and Secretary
Omnicom Group Inc.

DC\1071547.1

## Exhibit A

## Lucian Bebchuk Correspondence Received January 30, 2008



Grant & Eisenhofer P.A.

Chase Manhattan Centre
1201 North Market Street
Wilmington, DE 19801
Tel: 302-622-7000 • Fax: 302-622-7100

485 Lexington Avenue
New York, NY 10017
Tel: 646-722-8500 • Fax: 646-722-8501

www.gelaw.com

1920 L Street, N.W., Suite 400
Washington, DC 20036
Tel: 202-783-6091 • Fax: 202-350-5908

Direct Dial: 302-622-7065
Email: mbarry@gelaw.com

*January 30, 2008*

**VIA FACSIMILE AND OVERNIGHT MAIL**

Office of Chief Counsel
Division of Corporation Finance
U.S. *Securities and Exchange* Commission
100 F Street, N.E.
Washington, D.C. 20549

**Re: Shareholder Proposal Submitted by Lucian Bebchuk for Inclusion in Omnicom Group Inc.'s 2008 Proxy Statement**

Ladies and Gentlemen:

This letter is to inform you that our client Lucian Bebchuk has determined to withdraw his proposal submitted to Omnicom Group Inc. ("Omnicom" or the "Company") on December 13, 2007, for inclusion in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting"), and attached as Exhibit A. A copy of Lucian Bebchuk's letter informing Omnicom is attached as Exhibit B.

Sincerely,

Michael Barry /AC

Michael J. Barry

cc: Joel H. Trotter, Esquire (via fax)

# Exhibit A

RESOLVED that shareholders of Omnicom Group Incorporated recommend that the Board of Directors adopt a by-law provision under which the Corporation, to the extent permitted under federal law and state law, shall include in its proxy materials for an Annual Meeting of shareholders any qualified proposal for an amendment of the by-laws submitted by a proponent, as well as the proponent's supporting statement if any, and shall allow shareholders to vote with respect to such a qualified proposal on the Corporation's proxy card. A qualified proposal refers in this resolution to a proposal that satisfies the following requirements:

(a) The proposed amendment of the by-laws would be legally valid if adopted;

(b) The proponent submitted the proposal and supporting statement to the Corporation's Secretary by the deadline specified by the Corporation for shareholder proposals for inclusion in the proxy materials for the Annual Meeting;

(c) The proponent beneficially owned at the time of the submission at least $2,000 of the Corporation's outstanding common stock for at least one year, and did not submit other shareholder proposals for the Annual Meeting;

(d) The proposal and its supporting statement do not exceed 500 words;

(e) The proposal does not substantially duplicate another proposal previously submitted to the Corporation by another proponent that will be included in the Corporation's proxy materials for the same meeting; and

(f) The proposal is not substantially similar to any other proposal that was voted upon by the shareholders at any time during the preceding three calendar years and failed to receive at least 3% of the votes cast when so considered.

SUPPORTING STATEMENT:

Statement of Professor Lucian Bebchuk: In my view, the ability to place proposals for by-law amendments on the corporate ballot could in some circumstances be essential for shareholders' ability to use their power under state law to initiate by-law amendments. In the absence of ability to place such a proposal on the corporate ballot, the costs involved in obtaining proxies from other shareholders could deter a shareholder from initiating a proposal even if the proposal is one that would obtain shareholder approval were it to be placed on the corporate ballot. Current and future SEC rules may in some cases allow companies – but do not currently require them – to exclude proposals from the corporate ballot. In my view, even when SEC rules may allow exclusion, it would be desirable for the Corporation to place on the corporate ballot proposals that satisfy the requirements of a qualified proposal. I urge even shareholders who believe that no changes in the Corporation's by-laws are currently desirable to vote for my proposal to facilitate shareholders' ability to initiate proposals for by-law amendments to be voted on by their fellow shareholders.

I urge you to vote for this proposal.

# Exhibit B

Lucian Bebchuk
1545 Massachusetts Avenue
Cambridge, MA 02138
Fax: (617)-812-0554

January 30, 2008

**VIA FACSIMILE**

Michael J. O'Brien
Secretary
Omnicom Group, Inc.
437 Madison Ave.
New York, NY 10022

**Re: Shareholder Proposal of Lucian Bebchuk**

To Michael J. O'Brien:

This is to inform you that I am withdrawing my proposal submitted to Omnicom Group Inc. (the "Company") on December 13, 2007, and attached as Exhibit A (the "Proposal"). Accordingly, I request that the Proposal not be included in the Company's proxy materials for its 2008 annual meeting of shareholders (the "Annual Meeting") and I do not intend to appear in person or by proxy at the Annual Meeting to present the Proposal.

Sincerely,



Lucian Bebchuk

cc: Joel H. Trotter, Esquire

END